Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

May 2, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Scorpio Bulkers Inc. Registration Statement on Form F-3 (File No. 333-217445)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on April 25, 2017 be accelerated so that it will be made effective at 3:00 p.m. Eastern Time on Thursday, May 4, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 or Filana R. Silberberg at (212) 574-1308 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

SCORPIO BULKERS INC.

By:	/s/ Hugh Baker
Name: Hugh Baker
Title: Chief Financial Officer